Korea Thrunet Co., Ltd.                                             Exhibit 99.1
December 11, 2002
Page 1





                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                                     CONTACT IN U.S.
Korea Thrunet Co., Ltd.                              The Global Consulting Group
K. S. You                                            Mark Jones
Investor Relations                                   Investor Relations
ksyou@corp.thrunet.com                               mark.p.jones@tfn.com
----------------------                               --------------------
822-3488-8055                                        212-807-5027

      Korea Thrunet Announces 3rd Quarter Financial Results for the Period
                            Ended September 30, 2002

--------------------------------------------------------------------------------
Seoul and New York, December 11, 2002 - Korea Thrunet Co., Ltd. (Nasdaq: KOREA) ("Korea Thrunet"), a major provider of broadband Internet-access services in Korea, today announced the results of its operations for the third quarter ending September 30, 2002. All 3Q02 figures are unaudited and prepared in accordance with generally accepted accounting principles in Korea.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   3Q02 Financial Results: Quarter-over-Quarter and Year-over-Year Comparison

  Highlights

o    Total revenues in 3Q02 decreased 8.7% QoQ and increased 5.8% YoY to KRW
     130.7 billion.

o Revenues from Broadband Internet Access Services in 3Q02 decreased QoQ by 6.6% due to the migration of subscribers to "cable-lite" services, discontinuation of services for delinquent subscribers and an increase in long-term contracted subscribers, but increased YoY by 7.9% to KRW 103.6 billion due to overall growth in the subscriber base.

o Revenues from Enterprise Network Services in 3Q02 decreased QoQ by 15.9% and YoY by 1.7% to KRW 27.1 billion following the sale of the Company's enterprise network business assets to SK Global Co., LTD ("SKG").

o The Company continued to record a positive EBITDA margin of 29.0% in 3Q02, compared to 33.6% in 2Q02 and 21.9% in 3Q01.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Main Topics Discussed in This Release

o    Business Outlook

o    Operating Highlights

o    3Q02 Financial Results: Quarter-over-Quarter and Year-over-Year Comparison
--------------------------------------------------------------------------------

The statements included in this news release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform

Korea Thrunet Co., Ltd.                                             Exhibit 99.1
December 11, 2002
Page 2


Act of 1995. Korea Thrunet cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in Korea Thrunet's filings with the United States Securities and Exchange Commission.

--------------------------------------------------------------------------------
Business Outlook
--------------------------------------------------------------------------------

Successfully Completed First Step of Restructuring

With the sale of the following non-core assets and businesses, Korea Thrunet has successfully completed the first stage of its previously announced restructuring plan.

o The Company's head quarter building in Seoul was sold to Carlyle Asia Real Estate LLC for KRW 38 billion, on August 16, 2002.
o A portion of the Company's HFC network, including related equipment used in the HFC network, was sold to Powercomm Corporation ("Powercomm") on August 6, 2002 for KRW 45 billion.
o The Company completed the sale of assets related to its domestic leased line business, including local fiber optic network and related equipment, to SK Global Co., LTD ("SKG") on October 28, 2002 for a total of KRW 346.9 billion.

These assets sales raised KRW 429.9 billion in total and enabled the Company to repay all outstanding debt falling due in 2002. By lowering its debt levels the Company has restored stability to its financial structure and the sale of non-core business will allow Thrunet to focus its operating structure on its core broadband Internet business going forward.

The Company believes that it will be able to generate better return on investment by focusing on its core broadband Internet business, due to the higher growth potential and opportunities in this market. In order to expand this business, the Company intends to use a portion of the proceeds from the asset sales to strengthen its sales, marketing and promotional efforts, including more exposure in mass media to increase brand awareness, and to acquire new subscribers. The Company also plans to use a portion of the proceeds in customer retention programs to show that it is not only acquiring new subscribers but also satisfying the existing subscribers by providing quality service. With its improved financial and operational condition, the Company is still seeking a potential foreign investor.

Following completion of its first stage of restructuring, the Company implemented a corporate reorganization at the end of October 2002, aimed at enhancing operational efficiency and preparing the Company for the next phase of development as a pure provider of broadband Internet access services. Thrunet reorganized its organizational structure to concentrate the Company's human resources on broadband Internet business following the transfer of its enterprise network business to SKG.

Continuation of Nasdaq Listing

Korea Thrunet received a Nasdaq Staff Determination on November 6 indicating that the Company had not regained compliance with the minimum price bid requirement for continued listing and that, as a result, the Company's shares faced potential delisting from The Nasdaq National Market. The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. While Thrunet is making every effort to maintain its

Korea Thrunet Co., Ltd.                                             Exhibit 99.1
December 11, 2002
Page 3


listing, there can be no assurance that the Panel will grant the Company's request for continued listing.

Shareholder Approval of Reverse Stock Split

Shareholders of the Company approved the reverse stock split proposed by the Board of Directors at an extraordinary shareholders meeting held on November 25, 2002. According to this resolution, three shares of the existing common stock of the Company will be consolidated into one share carrying the same par value. As a result, the total number of outstanding shares of the Company will be reduced to 77.63 million shares from 232.9 million shares. However, there will be no change in the ratio of stakes held by shareholders. The reverse stock split will take effect on January 20, 2003, at which time the Company will issue new share certificates.

Dacom-Led Consortium to Buy Powercomm Stakes with Management Rights

On November 30, 2002, Dacom Coporation ("Dacom"), a major Korean fixed line telecommunications carrier and Korea Electric Power Corporation ("KEPCO"), a state-run power monopoly entered into a stock purchase agreement. According to the agreement, a Dacom-led consortium will buy a 45.5% stake in Powercomm from KEPCO for KRW 819 billion. Through this deal, market consolidation will be accelerated in the telecommunications market. On August 27, 2002, Korea Thrunet signed a Memorandum Of Understanding ("MOU") with Dacom to participate in the Dacom-led consortium that is bidding for shares of Powercomm.

--------------------------------------------------------------------------------
Operating Highlights
--------------------------------------------------------------------------------

Conversion of Bonds into Equity by TriGem and Naray

On August 30, 2002, the Company issued new shares to two of its major creditors, TriGem Computers, Inc. ("TriGem") and Naray & Company, Inc. ("Naray"). After getting approval from shareholders in an extraordinary shareholders meeting held on August 2, 2002, the Company contacted its major creditors who held more than KRW 10 billion of credit, asking them to convert their credit into equity. TriGem and Naray agreed to convert their bonds, in the amount of KRW 59.2 billion and KRW 29.6 billion respectively, into equity shares. The Company then issued new equity shares in the aggregate amount of KRW 88.8 billion to TriGem and Naray. The conversion allowed Thrunet to significantly reduce its debt and has greatly enhanced its financial stability.

No. 1 in Quality among Broadband Internet Service Providers

Korea Thrunet was selected as Korea's number one broadband Internet service provider for the quality of its service by the Korean Standard Association ("KSA") on September 3, 2002. The KSA ranked the country's broadband Internet providers by using the Korea Standard Service Quality Index ("KS-SQI"), an integrated index that quantifies users' satisfaction with the quality of service based on five key points. The key points are industry leadership, well-organized systems, company vision and strategy, human resources and corporate culture that emphasizes the importance of customers and service quality.

The Company received highest points from subscribers in the areas of service satisfaction and speed. To enhance the satisfaction of subscribers using the Company's broadband Internet services, Thrunet has been expanding its "Tinker Bell" service area that manages and takes care

Korea Thrunet Co., Ltd.                                             Exhibit 99.1
December 11, 2002
Page 4


of problems before a subscriber notices, from early this year.

Subscriber Base

Korea Thrunet's broadband Internet subscriber base at the end of 3Q02 was 1,306,366. The Company's broadband subscriber number increased 0.03% QoQ and 11.1% YoY. The slower QoQ increase in the subscriber base was mainly due to the Company's policy of terminating services to delinquent subscribers and stopping promotional activities, such as free installation and free one month subscription fee, to acquire new subscribers. While the Company's competitors have been heavily promoting their services, Thrunet has stopped any promotional activities as part of the Company's policy of enhancing revenue rather than just focusing on acquiring new subscribers.

--------------------------------------------------------------------------------
3Q02 Financial Results
--------------------------------------------------------------------------------

The Company noted that it has decided to announce the earnings release with the financial numbers under the Korean GAAP from the fiscal year 2002 and going forward, instead of using US GAAP financial numbers, as in the past. The main reason for this change in the Company's policy is to provide more timely financial information to the investor community. The Company, as a Korea-based Company, is required to file its financial information with the Korean Financial Supervisory Services under the KGAAP on a quarterly basis. In the past, the Company prepared for KGAAP financial statements and then had to adjust such KGAAP financial numbers to US GAAP. Therefore, inevitably, it used to take the Company an unusually long time to prepare the financial information based on US GAAP compared to US-based companies.

Revenues

Revenues in 3Q02 totaled KRW 130.7 billion, a decrease of 8.7% QoQ from KRW
143.2 billion, due to decreases in revenues from Broadband Internet Services and Enterprise Network Services. However, revenues increased YoY by 5.8% from KRW
123.6 billion, due to an increase in revenues from Broadband Internet Access Services.

Revenues from Broadband Internet Access Services in 3Q02 decreased QoQ by 6.6% to KRW 103.6 billion from KRW 110.9 billion, mainly due to the migration of cable premium service subscribers to cable lite services which carry lower monthly subscription fees, the discontinuation of services for delinquent subscribers and newly acquired subscribers being given discounts for entering into long-term contracts. Broadband Internet Access Revenues increased YoY by 7.9% from KRW 96.0 billion in 3Q01, primarily as a result of growth in the total subscriber base.

Revenues from Enterprise Network Services in 3Q02 decreased QoQ by 15.9% to KRW
27.2 billion and YoY by 1.7% from KRW27.6 billion in 3Q01. The decrease followed the Company's announcement in July of its intention to sell its domestic leased line assets to SK Global, Co. Ltd ("SKG"). Korea Telecom Freetel ("KTF") ceased using the Company's enterprise network services following the announcement as SKG is an affiliate of SK Telecom, KTF's major competitor in the mobile telecommunication market.

Operating Costs

Operating costs, excluding depreciation and amortization costs in 3Q02, decreased QoQ by 1.8%

Korea Thrunet Co., Ltd.                                             Exhibit 99.1
December 11, 2002
Page 5


to KRW 84.5 billion from KRW 86.1 billion in 2Q02, mainly due to the Company's ongoing efforts to reduce costs such as commission payments, but increased YoY by 2.3% from KRW 82.6 billion mainly due to increase in rental expenses in line with growth of subscriber base.

Selling, General and Administrative Expense (SG&A)

SG&A expenses in 3Q02 were KRW 8.3 billion. SG&A decreased QoQ by 8.1% from KRW
9.0 billion in 2Q02 mainly due to a decrease in bad debt expenses, and decreased YoY by 40.1% from KRW 13.9 billion in 3Q01, mainly due to a decrease in advertising activities and bad debt expenses. In 3Q02, bad debt expenses decreased significantly as a result of discontinuation of services for delinquent subscribers.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) on an Operating Level Basis (Operating Income Before Depreciation & Amortization)

The Company recorded positive EBITDA of KRW 37.9 billion in 3Q02 compared to positive KRW 48.0 billion in 2Q02, and positive KRW 27.1 billion in 3Q01. Also, EBITDA margins showed a positive 29.0% in 3Q02 from a positive EBITDA margin of 33.6% in 2Q02, and from a positive EBITDA margin of 21.9% in 3Q01.

Depreciation and Amortization

Depreciation and amortization expenses decreased QoQ by 3.1%, but increased YoY by 7.8% to KRW 41.7 billion in 3Q02. While the QoQ decrease reflected the end of investment on network infrastructures, the YoY increase reflected marginal increases in investment for equipment and reinforcement of the existing network infrastructures.

Operating Income/Losses

Operating loss in 3Q02 was KRW 3.7 billion. Operating income/losses decreased QoQ by 174.4% from a positive KRW 5.0 billion but improved substantially YoY from a negative KRW 11.5 billion. Operating margin in 3Q02 was negative 2.9% compared to positive 3.5% in 2Q02 and negative 9.3% in 3Q01.

Non-Operating Income/Losses

Non-operating loss was KRW 74.2 billion in 3Q02, up QoQ by 189.5% from KRW 25.6 billion in 2Q02, and up by 165.8% YoY from KRW 27.9 billion in 3Q02. The increase in both YoY and QoQ was mainly due to the loss incurred on the transfer of HFC network assets and related equipment to Powercomm in August 2002.

Net Loss

The Company recorded a net loss in 3Q02 of KRW 77.9 billion. The net loss increased QoQ by 278.0% from KRW 20.6 billion in 2Q02 and YoY by 97.6% from KRW
39.4 billion. Net loss as a percentage of total revenues was negative 59.6%, compared to negative 14.4% in 2Q02 and negative 31.9% in 3Q01.

--------------------------------------------------------------------------------
Company Information
--------------------------------------------------------------------------------

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, with 1,301,058 paying end-users at the end of November 2002. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

Korea Thrunet Co., Ltd.                                             Exhibit 99.1
December 11, 2002
Page 6


Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.


Phone:  822-3488-8055        Fax:  822-3488-8511          http://www.thrunet.com

[THRUNET LOGO]

                             KOREA THRUNET CO., LTD.
                       BALANCE SHEETS (Unaudited, K GAAP)
         As of September 30, 2002, September 30, 2001 and June 30, 2002
        (In thousands of Korean Won and U.S. Dollars, except share data)


                                                                           9/30/02 (Unaudited)              9/30/01 (Unaudited)
                                                               ---------------------------------------    -------------------------
                                                                   USD            KRW            %            KRW             %
                                                               -----------    -------------    -------    -------------    --------
ASSETS
Current assets :
  Cash and cash equivalents                                        10,841       13,308,941       1.0%       29,679,215        2.0%
  Marketable securities                                                22           26,880       0.0%        2,039,399        0.1%
  Accounts receivable, net of allowance for doubtful accounts      66,754       81,953,799       6.2%       65,227,165        4.3%
  Prepaid expenses                                                    718          881,026       0.1%        1,406,407        0.1%
  Other receivables                                                14,841       18,220,330       1.4%       19,295,523        1.3%
  Other current assets                                             26,837       32,948,187       2.5%       81,107,329        5.4%
                                                               -----------  ---------------   --------  - -------------    --------
                   Total current assets                           120,013      147,339,163      11.2%      198,755,038       13.1%

Investments                                                       129,168      158,579,710      12.0%      121,784,057        8.0%

Property and equipment :
  Land                                                              9,980       12,252,031       0.9%       22,379,623        1.5%
  Buildings and structures                                         14,550       17,863,123       1.4%       38,547,271        2.5%
  Communication circuit equipment                                 439,694      539,811,805      41.0%      599,888,036       39.7%
  Transmission and communications equipment                       507,641      623,231,386      47.3%      570,824,211       37.7%
  Furniture and tools                                               8,840       10,852,771       0.8%       11,727,191        0.8%
  Construction-in-progress                                         46,532       57,127,128       4.3%       69,752,089        4.6%
                                                               -----------  ---------------   --------  ---------------    --------
                                                                1,027,237    1,261,138,244      95.8%    1,313,118,421       86.8%
  Less accumulated depreciation                                  (262,566)    (322,351,746)    -24.5%     (195,877,741)     -12.9%
                                                               -----------  ---------------   --------  ---------------    --------
        Net property and equipment                                764,671      938,786,498      71.3%    1,117,240,680       73.8%

Intangible assets - net of amortization :
  Intangible asset - Microsoft option                                   -                -       0.0%       17,134,283        1.1%
  Software license                                                  7,027        8,626,559       0.7%       10,045,364        0.7%
  Other intangible assets                                           9,860       12,104,567       0.9%        1,001,875        0.1%
                                                               -----------  ---------------   --------  ---------------    --------
                                                                   16,887       20,731,126       1.6%       28,181,522        1.9%

Other assets                                                       41,380       50,803,761       3.9%       46,928,737        3.1%
                                                               -----------  ---------------   --------  ---------------    --------

                   Total assets                                 1,072,119    1,316,240,258     100.0%    1,512,890,034      100.0%
                                                               ===========  ===============   =======  ===============    ========




                                                                    6/30/02 (Unaudited)
                                                                ---------------------------
                                                                      KRW            %
                                                                ---------------   ---------
ASSETS
Current assets :
  Cash and cash equivalents                                         27,660,255        1.8%
  Marketable securities                                                 26,880        0.0%
  Accounts receivable, net of allowance for doubtful accounts       78,611,343        5.3%
  Prepaid expenses                                                   2,162,681        0.1%
  Other receivables                                                 17,119,415        1.1%
  Other current assets                                              31,187,198        2.1%
                                                                ---------------   ---------
                   Total current assets                            156,767,772       10.5%

Investments                                                        170,841,805       11.4%

Property and equipment :
  Land                                                              22,379,623        1.5%
  Buildings and structures                                          38,908,831        2.6%
  Communication circuit equipment                                  612,349,427       40.9%
  Transmission and communications equipment                        645,397,255       43.1%
  Furniture and tools                                               11,593,979        0.8%
  Construction-in-progress                                          63,880,039        4.3%
                                                                ---------------   ---------
                                                                 1,394,509,154       93.2%
  Less accumulated depreciation                                   (308,010,489)     -20.6%
                                                                ---------------   ---------
        Net property and equipment                               1,086,498,665       72.6%

Intangible assets - net of amortization :
  Intangible asset - Microsoft option                               12,725,082        0.9%
  Software license                                                   9,004,550        0.6%
  Other intangible assets                                            7,219,342        0.5%
                                                                ---------------   ---------
                                                                    28,948,974        1.9%

Other assets                                                        53,730,306        3.6%
                                                                ---------------   ---------

                   Total assets                                  1,496,787,522      100.0%
                                                               ===============   =========


[THRUNET LOGO]

                             KOREA THRUNET CO., LTD.
                       BALANCE SHEETS (Unaudited, K GAAP)
         As of September 30, 2002, September 30, 2001 and June 30, 2002
       (In thousands of Korean Won and U.S. Dollars, except share data)


                                                                           9/30/02 (Unaudited)              9/30/01 (Unaudited)
                                                               ---------------------------------------    -------------------------
                                                                   USD            KRW            %            KRW             %
                                                               -----------    -------------    -------    -------------    --------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities :
  Short-term borrowings                                            45,288       55,600,000       4.2%       37,531,656        2.5%
  Current portion of long-term debt                               130,275      159,938,928      12.2%       79,691,699        5.3%
  Current portion of bonds                                         52,911       64,958,604       4.9%      138,688,944        9.2%
  Current portion of capital lease obligations                      6,796        8,343,305       0.6%       12,686,210        0.8%
  Accounts payable                                                184,914      227,018,764      17.2%      258,079,411       17.1%
  Accrued expenses                                                 19,686       24,168,647       1.8%       29,691,526        2.0%
  Other current liabilities                                        79,790       97,958,152       7.4%        1,688,235        0.1%
                                                               -----------  ---------------   --------  ---------------    --------
                Total current liabilities                         519,660      637,986,400      48.5%      558,057,681       36.9%


Bonds                                                             180,221      221,257,854      16.8%      504,659,436       33.4%
Long-term debt, excluding  current portion                        156,362      191,965,214      14.6%      357,727,944       23.6%
Capital lease obligations, excluding current portion               12,464       15,301,772       1.2%       11,260,333        0.7%
Retirement and severance benefits                                   2,769        3,399,816       0.3%        3,789,529        0.3%
Other long-term liabilities                                        93,733      115,076,349       8.7%       19,246,135        1.3%
                                                               -----------  ---------------   --------  ---------------    --------
                    Total liabilities                             965,209    1,184,987,405      90.0%    1,454,741,058       96.2%
                                                               -----------  ---------------   --------  ---------------    --------

Stockholders' equity :
  Common stock of Won2,500 par value, authorized
     400,000,000 shares issued and outstanding
     232,905,781 shares                                           474,273      582,264,453      44.2%      245,014,645       16.2%
  Additional paid-in capital                                      146,690      180,091,017      13.7%      281,676,165       18.6%
  Accumulated deficit                                            (514,081)    (631,137,215)    -48.0%     (462,133,066)     -30.5%
  Accumulated other comprehensive income (loss)                        28           34,598       0.0%       (6,408,768)      -0.4%
                                                               -----------  ---------------   --------  ---------------    --------
                Total stockholders' equity                        106,910      131,252,853      10.0%       58,148,976        3.8%
                                                               -----------  ---------------   --------  ---------------    --------

        Total liabilities and stockholders' equity              1,072,119    1,316,240,258     100.0%    1,512,890,034      100.0%
                                                               ===========  ===============   ========  ===============    ========




                                                                       6/30/02 (Unaudited)
                                                               -------------------------------
                                                                     KRW                %
                                                               -------------------   ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities :
  Short-term borrowings                                            29,400,000        2.0%
  Current portion of long-term debt                               154,634,389       10.3%
  Current portion of bonds                                         58,629,424        3.9%
  Current portion of capital lease obligations                     14,942,740        1.0%
  Accounts payable                                                290,893,446       19.4%
  Accrued expenses                                                 26,361,139        1.8%
  Other current liabilities                                        85,572,564        5.7%
                                                               ---------------   ---------
                Total current liabilities                         660,433,702       44.1%


Bonds                                                             341,569,991       22.8%
Long-term debt, excluding  current portion                        222,901,166       14.9%
Capital lease obligations, excluding current portion                5,939,169        0.4%
Retirement and severance benefits                                   2,978,297        0.2%
Other long-term liabilities                                       141,898,456        9.5%
                                                               ---------------   ---------
                    Total liabilities                            1,375,720,781      91.9%
                                                               ---------------   ---------

Stockholders' equity :
  Common stock of Won2,500 par value, authorized
     400,000,000 shares issued and outstanding
     232,905,781 shares                                           386,841,918       25.8%
  Additional paid-in capital                                      287,387,589       19.2%
  Accumulated deficit                                            (553,197,364)     -37.0%
  Accumulated other comprehensive income (loss)                        34,598        0.0%
                                                               ---------------   ---------
                Total stockholders' equity                        121,066,741        8.1%
                                                               ---------------   ---------

        Total liabilities and stockholders' equity              1,496,787,522     100.0%
                                                               ===============   =========


(Note): USD translation rate: 1,227.7 KRW to a U.S. dollar (Noon buying rate in the City of New York as of September 30, 2002)

[THRUNET LOGO]

                             KOREA THRUNET CO., LTD.
                  STATEMENTS OF OPERATIONS (Unaudited, K GAAP)
        For the Three Months Ended September 30, 2002, September 30, 2001
                                and June 30, 2002
                  (In thousands of Korean Won and U.S. Dollars)


                                                                              Year-over-year Comparison
                                                         ----------------------------------------------------------------------
                                                            9/30/02 (Unaudited)               9/30/01 (Unaudited)
                                                         ----------------------------------- ----------------------
                                                            USD           KRW        % of        KRW        % of        YOY
                                                                                      sales                  sales     Chg %
                                                         -----------  -------------  ------- -------------  -------  ----------
Revenues :
   Broadband Internet Access Services                        84,365    103,575,048    79.2%    95,989,528    77.6%        7.9%
   Enterprise Network Services                               22,128     27,166,983    20.8%    27,635,828    22.4%       -1.7%
                                                         -----------  -------------  ------- -------------  -------  ----------
                                                            106,493    130,742,031   100.0%   123,625,356   100.0%        5.8%
                                                         -----------  -------------  ------- -------------  -------  ----------

Costs and expenses :
   Operating costs, excluding depreciation
    and amortization
         Labor                                                3,147      3,863,037     3.0%     3,022,792     2.4%       27.8%
         Rental                                              29,818     36,607,709    28.0%    33,725,557    27.3%        8.5%
         Commission                                          23,268     28,565,883    21.8%    27,802,585    22.5%        2.7%
         Installation fees                                    6,283      7,714,161     5.9%    10,470,634     8.5%      -26.3%
         Repairs                                              5,037      6,183,509     4.7%     5,933,786     4.8%        4.2%
         Other                                                1,273      1,562,521     1.2%     1,674,322     1.4%       -6.7%
                                                         -----------  -------------  ------- -------------  -------  ----------
                                                             68,826     84,496,820    64.6%    82,629,676    66.8%        2.3%
                                                         -----------  -------------  ------- -------------  -------  ----------

   Selling, general and administrative
         Labor                                                  905      1,111,176     0.8%     1,742,258     1.4%      -36.2%
         Advertising                                          1,249      1,533,307     1.2%     3,620,701     2.9%      -57.7%
         Fees and charges                                     2,001      2,456,156     1.9%     2,163,763     1.8%       13.5%
         Sales commissions                                        8          9,296     0.0%       361,941     0.3%      -97.4%
         R&D costs                                              262        322,126     0.2%       590,426     0.5%      -45.4%
         Bad debt expenses                                       52         63,572     0.0%     1,929,138     1.6%      -96.7%
         Stock compensation costs                               216        265,402     0.2%       977,818     0.8%      -72.9%
         Other                                                2,076      2,548,377     1.9%     2,492,415     2.0%        2.2%
                                                         -----------  -------------  ------- -------------  -------  ----------
                                                              6,769      8,309,412     6.4%    13,878,460    11.2%      -40.1%
                                                         -----------  -------------  ------- -------------  -------  ----------

   Depreciation and amortization                             33,941     41,668,822    31.9%    38,645,607    31.3%        7.8%
                                                         -----------  -------------  ------- -------------  -------  ----------

                                                            109,536    134,475,054   102.9%   135,153,743   109.3%       -0.5%
                                                         -----------  -------------  ------- -------------  -------  ----------

Operating income (loss)                                      (3,043)    (3,733,023)   -2.9%   (11,528,387)   -9.3%      -67.6%
                                                         -----------  -------------  ------- -------------  -------  ----------


                                                              Sequential Comparison
                                                         -------------------------------
                                                          6/30/02 (Unaudited)
                                                         ---------------------
                                                             KRW        % of      QOQ
                                                                        sales    Chg %
                                                         -------------  ------  --------
Revenues :
   Broadband Internet Access Services                     110,879,108   77.4%     -6.6%
   Enterprise Network Services                             32,287,563   22.6%    -15.9%
                                                         -------------  ------  --------
                                                          143,166,671   100.0%    -8.7%
                                                         -------------  ------  --------

Costs and expenses :
   Operating costs, excluding depreciation
    and amortization
         Labor                                              3,488,458    2.4%     10.7%
         Rental                                            36,323,441   25.4%      0.8%
         Commission                                        31,129,420   21.7%     -8.2%
         Installation fees                                  7,790,988    5.4%     -1.0%
         Repairs                                            5,879,656    4.1%      5.2%
         Other                                              1,476,347    1.0%      5.8%
                                                         -------------  ------  --------
                                                           86,088,310   60.1%     -1.8%
                                                         -------------  ------  --------

   Selling, general and administrative
         Labor                                              1,153,382    0.8%     -3.7%
         Advertising                                        1,290,970    0.9%     18.8%
         Fees and charges                                   2,050,726    1.4%     19.8%
         Sales commissions                                    217,258    0.2%    -95.7%
         R&D costs                                            134,968    0.1%    138.7%
         Bad debt expenses                                  1,988,503    1.4%    -96.8%
         Stock compensation costs                             234,444    0.2%     13.2%
         Other                                              1,973,559    1.4%     29.1%
                                                         -------------  ------  --------
                                                            9,043,810    6.3%     -8.1%
                                                         -------------  ------  --------

   Depreciation and amortization                           43,014,836   30.0%     -3.1%
                                                         -------------  ------  --------

                                                          138,146,956   96.5%     -2.7%
                                                         -------------  ------  --------

Operating income (loss)                                     5,019,715    3.5%   -174.4%
                                                         -------------  ------  --------


[THRUNET LOGO]

                             KOREA THRUNET CO., LTD.
                  STATEMENTS OF OPERATIONS (Unaudited, K GAAP)
        For the Three Months Ended September 30, 2002, September 30, 2001
                                and June 30, 2002
                  (In thousands of Korean Won and U.S. Dollars)


                                                                              Year-over-year Comparison
                                                         ----------------------------------------------------------------------
                                                            9/30/02 (Unaudited)               9/30/01 (Unaudited)
                                                         ----------------------------------- ----------------------
                                                            USD           KRW        % of        KRW        % of        YOY
                                                                                      sales                  sales     Chg %
                                                         -----------  -------------  ------- -------------  -------  ----------
Other income (expense) :
   Interest income                                              838      1,029,086     0.8%     2,768,896     2.2%      -62.8%
   Interest expense                                         (17,520)   (21,508,993)  -16.5%   (24,107,774)  -19.5%      -10.8%
   Gain (loss) on foreign exchange transaction, net            (496)      (608,516)   -0.5%      (893,474)   -0.7%      -31.9%
   Gain (loss) on disposition of investments, net                10         12,000     0.0%     3,149,680     2.5%      -99.6%
   Impairment loss on investments                                 -              -     0.0%             -     0.0%        0.0%
   Impairment loss on intangible assets                     (10,365)   (12,725,082)   -9.7%      (890,253)   -0.7%     1329.4%
   Loss on disposition of property and equipment, net       (28,078)   (34,471,177)  -26.4%    (1,129,957)   -0.9%     2950.7%
   Loss on disposition of accounts receivable, net           (2,025)    (2,486,290)   -1.9%             -     0.0%        0.0%
   Equity in loss of affiliates, net                         (4,165)    (5,113,577)   -3.9%    (8,477,377)   -6.9%      -39.7%
   Other, net                                                 1,357      1,665,718     1.3%     1,665,831     1.3%        0.0%
                                                         -----------  -------------  ------- -------------  -------  ----------
                                                            (60,444)   (74,206,831)  -56.8%   (27,914,428)  -22.6%      165.8%
                                                         -----------  -------------  ------- -------------  -------  ----------

Net loss                                                    (63,487)   (77,939,854)  -59.6%   (39,442,815)  -31.9%       97.6%
                                                         ===========  =============  ======= =============  =======  ==========

Per Share Data :
Basic and diluted net loss per common share                    0.00           (424)                  (402)                5.5%
                                                         ===========  =============          =============           ==========




                                                              Sequential Comparison
                                                         --------------------------------
                                                          6/30/02 (Unaudited)
                                                         ---------------------
                                                             KRW        % of      QOQ
                                                                        sales    Chg %
                                                         -------------  ------  ---------
Other income (expense) :
   Interest income                                            513,901     0.4%     100.2%
   Interest expense                                       (22,744,874)  -15.9%      -5.4%
   Gain (loss) on foreign exchange transaction, net         6,884,850     4.8%    -108.8%
   Gain (loss) on disposition of investments, net            (356,124)   -0.2%    -103.4%
   Impairment loss on investments                          (5,864,331)   -4.1%    -100.0%
   Impairment loss on intangible assets                    (5,864,331)   -4.1%     117.0%
   Loss on disposition of property and equipment, net          (4,143)    0.0%  831934.2%
   Loss on disposition of accounts receivable, net         (3,663,258)   -2.6%     -32.1%
   Equity in loss of affiliates, net                       (5,315,340)   -3.7%      -3.8%
   Other, net                                               4,912,933     3.4%     -66.1%
                                                         -------------  ------  ---------
                                                          (25,636,386)  -17.9%     189.5%
                                                         -------------  ------  ---------

Net loss                                                  (20,616,671)  -14.4%     278.0%
                                                         =============  ======  =========

Per Share Data :
Basic and diluted net loss per common share                      (133)             218.8%
                                                         =============          =========



(Note): USD translation rate: 1,227.7 KRW to a U.S. dollar (Noon buying rate in the City of New York as of September 30, 2002)